Virtus VUL

GP VUL

Vari-Vest Series of VUL

The Ohio National Life Assurance Company

Ohio National Variable Account R

Supplement dated June 28, 2023

to the Update Notices dated May 1, 2023

The following supplements the update notices dated May 1, 2023, as may be previously supplemented. Please read this supplement in conjunction with your prospectus and update notice and retain it for future reference.

Appendix A – Funds Available Under the Contract

On or about July 28, 2023, the subadviser and name of the ON Janus Henderson Forty Portfolio will be changing, and Appendix A is revised as follows effective upon such change:

Type/ Investment Objective	Fund and Adviser/Subadviser	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 year	5 year	10 year
Large Cap Growth Equity	ON Fidelity Institutional AM® Equity Growth Portfolio (formerly ON Janus Henderson Forty Portfolio) Adviser: Ohio National Investments, Inc. Subadviser: FIAM LLC	0.85%	-33.92%	9.13%	12.49%

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